UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tercica, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Jeffrey I. Martin

c/o Rho Capital Partners, Inc.

152 West 57th Street, 23rd Floor

New York, NY 10019

212-784-8872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,991,998 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 2,991,998 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO, IA

CUSIP No. 88078L 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joshua Ruch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,000 8 SHARED VOTING POWER 2,991,998 9 SOLE DISPOSITIVE POWER 11,000 10 SHARED DISPOSITIVE POWER 2,991,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,002,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 88078L 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Habib Kairouz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 2,991,998 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 2,991,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,991,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 88078L 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mark Leschly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 2,991,998 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 2,991,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,014,498*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes options to purchase 22,500 shares exercisable within 60 days. See Item 6.

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 374,629 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 374,629 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Ventures IV (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 881,971 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 881,971 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Ventures IV GmbH & Co. Beteiligungs KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 919,141 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 919,141 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Management Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 816,257 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 816,257 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Management Ventures IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,256,600 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,256,600 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Capital Partners Verwaltungs GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 919,141 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 919,141 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Drakensberg, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 11,000 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 88078L 10 5	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kariba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,000 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 11,000 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, $0.001 par value per share (the “Common Stock”), of Tercica, Inc., a Delaware corporation (“Tercica” or the “Issuer”). The principal executive offices of Tercica are located at 651 Gateway Boulevard, Suite 950, South San Francisco, California 94080.

Item 2. Identity and Background.

(a) Name. This statement is being filed by (i) Rho Capital Partners, Inc. (“Rho”), a New York corporation, (ii) Rho’s controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, (iii) Drakensberg, L.P., (iv) Kariba LLC, and (v) the following Rho-affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust I; Rho Management Ventures IV, LLC; and Rho Capital Partners Verwaltungs GmbH (persons in (i) through (v) collectively, the “Reporting Persons”). As the investment advisor to Rho Management Trust I and as the management company for the other Rho-affiliated entities, Rho may be deemed to exercise sole investment and voting control over shares of Tercica Common Stock held of record in the names of such investment vehicles. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares of Tercica Common Stock reported by Rho herein. As the Managing Member of Kariba LLC, which is the general partner of Drakensberg, L.P., Joshua Ruch may be deemed to exercise sole investment and voting control over shares of Tercica Common Stock held of record by Drakensberg, L.P.

(b) Address. The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly, Rho Management Trust I, Drakensberg, L.P. and Kariba LLC is 152 West 57th Street, 23rd Floor, New York, New York 10019.

The business address for each of Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG and Rho Management Ventures IV, LLC is 124 Dune Road, Quogue, New York 11959.

The business address for Rho Capital Partners Verwaltungs GmbH is c/o Poellath & Partners, Lilienthalstrasse 7, 85399 Munich-Hallbergmoos, Germany.

(c) Principal Occupation of Natural Persons. Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).

Item 3. Source and Amount of Funds or Other Consideration.

An aggregate of 325,000 Shares of Tercica Common Stock was acquired on February 11, 2005 by four investment vehicles affiliated with Rho, as follows: 40,694 Shares by Rho Ventures IV, L.P., a Delaware limited partnership (“Rho IV”); 95,803 Shares by Rho Ventures IV (QP), L.P., a Delaware limited partnership (“QP”); 99,840 Shares by Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability partnership (“GmbH”); and 88,663 Shares by Rho Management Trust I (“Trust I”). The transactions were effected in connection with a follow-on offering of Tercica Common Stock (the “Offering”), which closed on February 11, 2005, at the purchase price of $8.00 per Share. The source of funds for such purchases was the working capital of each of the respective purchasing entities.

A total of 11,000 Shares of Tercica Common Stock was acquired on February 8, 2005 by Drakensberg, L.P. (“Drakensberg”) in an open market purchase at $8.26 per Share. The source of funds for such purchase was the working capital of Drakensberg, L.P.

An aggregate of 667,000 Shares of Tercica Common Stock covered by this Amendment No. 2 to Schedule 13D were acquired on March 22, 2004 by four investment vehicles affiliated with Rho, as follows: 83,515 Shares by Rho IV; 196,616 Shares by QP; 204,901 Shares GmbH; and 181,968 Shares by Trust I. The transactions were effected on the March 22, 2004 closing of the initial public offering of the Issuer’s Common Stock (the “IPO”), at the purchase price of $9.00 per Share. The source of funds for such purchases was the working capital of each of the respective purchasing entities.

An aggregate of 1,999,998 Shares of Tercica Common Stock covered by this Amendment No. 2 to Schedule 13D were received by Rho-affiliated investment vehicles upon the conversion of Series B Convertible Preferred Stock of the Issuer, which had previously been acquired by such Rho-affiliated investment vehicles which the Issuer was a private company. Such conversion was effected on the closing of the IPO on March 22, 2004. All such Preferred Stock was originally acquired with working capital of the respective Rho investment vehicles acquiring such securities. The Shares issued upon conversion were issued to four Rho-affiliated Entities: 250,420 Shares to Rho IV; 589,552 Shares to QP; 614,400 Shares to GmbH; and 545,626 Shares to Trust I.

Item 4. Purpose of Transaction.

The Shares reported herein were acquired solely for investment purposes. The reporting persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The reporting persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer. Mark Leschly, a Reporting Person, currently serves on the board of directors of the Issuer, and has served in such capacity since July 2003.

Other than as described above, the reporting persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust I and as the management company to each of the other Rho-affiliated entities, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,991,998 of the shares of Tercica Common Stock reported hereby, constituting 9.8% of the 30,595,869 shares of Tercica Common Stock outstanding as of February 11, 2005, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on February 8, 2005 (the “424(b)(4) Prospectus”).

As the general partner of Drakensberg, Kariba LLC (“Kariba”) may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 11,000 of the shares of Tercica Common Stock reported hereby, constituting 0.04% of the 30,595,869 shares of Tercica Common Stock outstanding as of February 11, 2005, as reported in the 424(b)(4) Prospectus.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 2,991,998 shares of Tercica Common Stock beneficially owned by Rho, and Mr. Ruch, in his capacity as Managing Member of Kariba, has sole investment and voting control over the 11,000 shares of Tercica Common Stock beneficially owned by Kariba. In each case, such reporting persons may be deemed to beneficially own 9.8% of the 30,595,869 shares of Tercica Common Stock outstanding as of February 11, 2005, as reported in the 424(b)(4) Prospectus. Other than the shares of Tercica Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the shares reported in this statement.

Of the 2,991,998 Shares of Tercica Common Stock reported by Rho hereby, 374,629 Shares are held of record by Rho IV, 881,971 Shares are held of record by QP, 919,141 Shares are held of record by GmbH, and 816,257 Shares are held of record by Trust I. Each of such entities has sole voting and investment control with respect to the Shares held of record by it.

Rho Management Ventures IV, LLC, a Delaware limited liability company (“Management IV”), is the general partner of Rho IV and QP. As such, Management IV has sole voting and investment control with respect to the 1,256,600 Shares held of record by Rho IV and QP. Rho Capital Partners Verwaltungs GmbH, a German corporation (“Partners GmbH”), is the general partner of GmbH. As such, Partners GmbH has sole voting and investment control with respect to the 919,141 Shares held of record by GmbH.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transactions in the Shares by the reporting persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Tercica Common Stock covered hereby.

(e) Not Applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In conjunction the Offering, Rho IV, QP, GmbH and Trust I have entered into a letter agreement, dated January 21, 2005, with the underwriters of the Offering by which such entities have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Tercica Common Stock or any securities convertible into or exercisable or exchangeable for Tercica Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Tercica Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Tercica Common Stock or other securities, in cash or otherwise, for a period ending 60 days after the date of the final prospectus relating to the Offering, with exceptions as provided in such letter agreement. The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit A to this Amendment No. 2, and is incorporated herein by reference.

Mark Leschly holds an option to purchase an aggregate of 22,500 shares of Tercica Common Stock that may be exercised at a per share exercise price of $4.00 pursuant to an early exercise agreement under the Issuer’s 2002 Executive Stock Plan. 7,500 of such option shares vest on January 8, 2005 and each one-year anniversary thereafter.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

A. Letter Agreement, dated January 31, 2005. (1)

B. Statement Appointing Designated Filer and Authorized Signer dated February 10, 2005. (2)

(1)	Incorporated by reference to the exhibit to Amendment No. 1 to Schedule 13D with respect to the Issuer, filed by Rho Capital Partners, Inc. on January 31, 2005.
(2)	Incorporated by reference to Exhibit 99.1 filed with a Statement of Changes in Beneficial Ownership on Form 4 by each of the Reporting Persons, with the exception of Drakensberg, on February 10, 2005 and by Drakensberg on February 11, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

RHO CAPITAL PARTNERS, INC.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Mark Leschly

RHO VENTURES IV, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO MANAGEMENT VENTURES IV, LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO VENTURES IV (QP), L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO CAPITAL PARTNERS VERWALTUNGS GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO MANAGEMENT TRUST I

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

DRAKENSBERG, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

KARIBA LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer